Amendment No. 2 to Prospectus Supplement dated March 27, 2013 (to Prospectus dated May 26, 2011)	Filed pursuant to Rule 424(b)(5) File No. 333-174266

ZION OIL & GAS, INC.

This Amendment No. 2 to prospectus supplement amends the Prospectus Supplement dated March 27, 2013, as supplemented on August 26, 2013 (the “Original Prospectus Supplement”). This amendment to prospectus supplement should be read in conjunction with the Original Prospectus Supplement and the base prospectus dated May 26, 2011. This Amendment No. 2 is incorporated by reference into the Original Prospectus Supplement. This Amendment No. 2 is not complete without, and may not be delivered or utilized except in connection with, the Original Prospectus Supplement, including any amendments or supplements thereto.

Investing in our common stock is very risky. See "Risk Factors" commencing at page S-12 of the prospectus to read about the risks that you should consider before buying shares of our stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Extension of the Unit Offering Period

We are extending to 5:00 PM, Eastern Time, on February 28, 2014 the period in which Units can be purchased under the Plan. Accordingly, the Warrants will become first exercisable on the 31st day following the Unit Option Termination Date (i.e., on March 31, 2014) and continue to be exercisable through March 31, 2019 at a per share exercise price of $2.00. The Warrants are not exercisable prior to such date. We have filed an application with NASDAQ to list the Warrants on the NASDAQ Global Market under the symbol “ZNWOW”; however, no assurance can be provided that the warrants will be approved for listing on the NASDAQ Global Market.

Accordingly, all references in the Original Prospectus Supplement indicating that Units may be purchased through 5:00 PM, Eastern Time, on November 29, 2013, including without limitation the “Unit Option Termination Date”, are hereby deleted and replaced with a Unit offering termination date of February 28, 2014. Accordingly, all references in the Original Prospectus Supplement to the Warrants first becoming exercisable and commencing trading on December 30, 3013 are hereby deleted and replaced with an initial Warrant exercise date and trading date of March 31, 2014 and all references to the Warrant exercise period as extending through December 30, 2018 are deleted and replaced with a Warrant exercise expiry date of March 31, 2019.

Electronic Enrollment Procedures

We have successfully implemented an electronic enrollment procedure with the Telecheck Internet Check Acceptance service as an alternative payment method. In addition to the enrollment procedures specified in the Original Prospectus Supplement, current stockholders and prospective investors may enroll in the Plan by the procedures that allow for an acceptance of an electronic signature and date to the Plan Enrollment Form and a secure internet check acceptance by First Data/Citibank Merchant Services as coordinated with the Plan Agent.

Accordingly, all references in the Original Prospectus Supplement discussing the Plan enrollment and payment provisions are hereby supplemented to include and refer to the above described on-line enrollment and payment program.

Except for the extension through 5:00 PM, Eastern Time, on February 28, 2014 of the period in which the Units can be purchased under the Plan, the consequent revision of the initial Warrant exercise and trading day to March 31, 2014 and the implementation of the online enrollment and Plan payment provisions, the other terms of the Plan remain unchanged.

The date of this Amendment No. 2 to prospectus supplement is November 25, 2013.